September 30, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Aliya Ishmukhamedova / Mr. Mitchell Austin

Re:	BAO Holding Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed September 23, 2025 File No. 333-289723

Dear Ms. Ishmukhamedova and Mr. Austin:

On behalf of BAO Holding Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 29, 2025 with respect to the Company’s Registration Statement on Form F-1 (the “Form F-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No.3 to Form F-1 (the “F-1/A3”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form F-1

General

1. We note that on September 4, 2025, The Nasdaq Stock Market filed with the SEC a proposed rule change to modify certain initial and continued listing standards that would, among other things, require companies principally operating in China, including Hong Kong and Macau, to raise at least $25 million in an initial public offering to list on Nasdaq. Please revise to include risk factor disclosure addressing the potential effects these proposed listing standards could have on your ability to list on the Nasdaq Capital Market.

Response: In response to the Staff’s comment, we added risk factor disclosure on the cover page and page 41 of the F-1/A3 to address the potential effects that these proposed listing standards could have on our ability to list on the Nasdaq Capital Market.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Darrin M. Ocasio, Esq.
Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP